

Mail Stop 4631

August 8, 2017

Via E-Mail
Christopher Cossins
Director, Principal Executive Officer
Linde plc
The Priestley Centre
10 Priestley Road
The Surrey Research Park
Guildford
Surrey GU2 7XY
United Kingdom

  Re: Linde plc
    Amendment No. 3 to Registration Statement on Form S-4
    Filed August 7, 2017
    File No. 333-218485

Dear Mr. Cossins:

  We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Index to Linde AG Group Financial Statements, page F.3-1

[1] Basis of preparation and accounting policies, page F.3-11

1. We note your response to comment 3 in our letter dated August 3, 2017. Please help us understand how you determined that the fair value of the liability from share-based payment transactions is €15 million as of June 30, 2017. In this regard, we note that the exercise price is €2.56 per award and that your trading price as of June 30, 2017 was €165.80 per share. Further, we note your disclosure on page 43 that the fair value of the equity awards held by the Linde executive board and one employee covering 90,629 Linde shares in the aggregate have a fair value of €31.11 million as of August 3, 2017. As part of your response, please tell us the amount of cash that is anticipated to be paid out for these equity awards in accordance with the business combination. Please expand your disclosure for this modification to your equity awards to disclose that the liability recognized is the fair value along with how you estimated the fair value as of June 30, 2017 and the number of equity awards that management believes to be the best available estimate of the number of equity instruments expected to vest.

You may contact Tracey Houser (Staff Accountant) at 202-551-3736 or Terence O'Brien (Accounting Branch Chief) at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Keith A. Pagnani, Esq.
        Sullivan & Cromwell LLP